SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION et al. File No. 70-9901 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transaction proposed in the Form U-1 Application, as amended (the "Application") of Energy East, File No. 70-9901, was authorized by Order of the Securities and Exchange Commission (the "Commission") dated June 27, 2002 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

(i)

That, on June 28, 2002, Energy East acquired all of the issued and outstanding common stock of RGS Energy Group, Inc. ("RGS Energy"), a New York corporation and an exempt holding company under the Act. RGS Energy is now a wholly-owned subsidiary of Energy East.

(ii)

That, in consideration for the shares of common stock of RGS Energy, each share of RGS Energy common stock was converted into the right to receive $39.50 in cash or 1.7626 shares of Energy East common stock. In connection with the acquisition of RGS Energy by Energy East, holders of certificates formerly representing shares of RGS Energy common stock received cash or shares of Energy East common stock in accordance with and subject to the limitations set forth in the Agreement and Plan of Merger dated as of February 16, 2001, by and among RGS Energy, Energy East and Eagle Merger Corp. and in the election documents. Energy East registered shares of its common stock, $0.01 par value, in a public offering registered with the Commission under the Securities Act of 1933, as amended, in File No. 333-59300.

(iii)

The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

(iv)	Filed herewith as Exhibit F-2 is a "past-tense" legal opinion of Huber Lawrence & Abell, counsel for Energy East.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935,
as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

July 1, 2002	Energy East Corporation By: /s/ Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer and Secretary

Exhibit F-2

[HUBER LAWRENCE & ABELL LETTERHEAD]

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                File Number:  070-09901

Ladies and Gentlemen:

     We have acted as counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of RGS Energy Group, Inc., a New York corporation ("RGS Energy"), with and into Eagle Merger Corp., a New York corporation and a subsidiary of Energy East, pursuant to the Agreement and Plan of Merger dated as of February 16, 2001 (the "RGS Energy Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate (the "Rule 24 Certificate") which it is filing with the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transaction.

     As such counsel, we have examined (i) the Application of Energy East on Form U-1 in File No. 070-09901, as amended, and the Commission's order dated June 27, 2002 approving said Application; (ii) the RGS Energy Merger Agreement, (iii) Energy East's Registration Statement on Form S-4 (Registration No. 333-59300) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (iv) the Certificate of Incorporation and By-Laws of Energy East, (v) resolutions adopted by the Board of Directors of Energy East and (vi) certificates of public officials. In addition, we have examined such other documents and matters of law and made such inquiries as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any fact material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

     Based upon and subject to the foregoing and further qualifications set forth below, we are of the opinion that:

1.	All state laws applicable to the Transaction have been compiled with.
2.

Energy East is a corporation duly incorporated and validly existing under the laws of the State of New York, and the Energy East common stock, $0.01 par value (the "Shares"), issuable pursuant to the merger of RGS Energy and Eagle Merger Corp., as contemplated by the RGS Energy Merger Agreement, have been validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Certificate of Incorporation of Energy East, as amended.

3.	Energy East has legally acquired all of the outstanding common shares of RGS Energy.
4.	The consummation of the Transaction does not violate the legal rights of the holders of any securities issued by Energy East or any associate company thereof.

     The law covered by the opinions expressed herein is limited to the laws of the State of New York and the federal securities laws of the United States of America.

     We hereby consent to the filing of this opinion as Exhibit F-2 to the Rule 24 Certificate.

Very truly yours, /s/ Huber Lawrence & Abell